SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13DA
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DOREL INDUSTRIES INC.
(Name of Issuer)

Subordinate Shares
(Title of Class of Securities)

258 22C 205
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13DA, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Montreal (Quebec) Canada
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  Sole Voting Power
  1,653,523 Subordinate Shares
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  Shared Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power
  1,653,523 Subordinate Shares
  -------------------------------------------------------------------------------------------------------------
  Shared Dispositive Power
  -------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  1,653,523 Subordinate Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  6.16%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

This statement constitutes an amendment to the statement previously filed on Schedule 13D by Caisse de dépôt et placement du Québec.

Item 1 - Security and Issuer

This statement is made with respect to the Subordinate Shares (the "Shares") of Dorel Industries Inc. ("Dorel"), a Canadian corporation, the address of the principal executive offices of which is 1255 Greene Avenue, Westmount, Quebec, Canada, H2Z 2A4.

Item 2 - Identity and Background

This statement is filed by the Caisse de dépôt et placement du Québec ("Caisse"). Caisse is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec.

The address of Caisse's principal business and principal office is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit A, attached hereto.

Each of the directors and executive officers named in Exhibit A is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

Neither Caisse nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3 - Source and Amount of Funds or Other Consideration

The net Can. $6,905,036 paid for the 182,100 Shares acquired and beneficially owned by the Caisse were obtained from the funds on deposit at the Caisse.

Item 4 - Purpose of Transaction

The Shares reported on herein were purchased or sold for purposes of investment. Caisse intends to review its investment in Dorel periodically, and may, depending on relevant economic and financial market conditions and matters relating to Dorel, either acquire additional Shares or sell Shares. Any subsequent acquisition of such Shares by Caisse may be made by way of market purchases, private agreements or otherwise.

Caisse has no plan or proposal which relates to or would result in a change in Dorel business, corporate structure, board of directors, management, capitalization, dividend policy, charter or bylaws or to the registration of Dorel Shares or their listing on securities exchanges.

Item 5 - Interest in Securities of Issuer

a-b) With recent transactions, Caisse now beneficially owns 1,653,523 Shares, including 62,215 Shares own by CDP Capital - World Markets Inc., wholly owned subsidiary by the Caisse. Therefore, the Shares presently owned by Caisse and CDP Capital - World Markets Inc. represent 6.16% of the Shares outstanding pursuant to most recently available filing with the Commission.

The beneficial ownership of Dorel by the individuals named in item 2 is set forth to the best of Caisse's knowledge in Exhibit D attached, when applicable.

Caisse has the power to vote and to dispose of the Shares it owns.

c) The dates and amounts of all transactions in the Shares that were effected by the Caisse during the past sixty days are set forth in Exhibit C attached hereto.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Dorel listed in response to this item.

e) N/A.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Caisse and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of Dorel.

Item 7 - Material to be Filed as Exhibits

Exhibit A: List of Executive Officers and Directors of Caisse
Exhibit B: List of Executive Officers and Directors of CDP Capital - World Markets Inc.
Exhibit C: Table of Dates, Number of Shares Purchased and Price per Share of Purchases

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: August 15, 2003

Ginette Depelteau
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Signature

Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title